SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Launches Next Generation NICE IEX Workforce Management Solution to Optimize Customer Dynamics, Dated May 3, 2010.

99.2 Press Release: NICE Recognized as the Worldwide Leader in Workforce Management by Analyst Firm DMG Consulting, Ranks First in Market Share and Other Leading Categories, Dated May 3, 2010.

99.3 Press Release: NICE SmartCenter Cross-Channel Analytics to be implemented by Blizzard Entertainment, Dated May 4, 2010.

99.4 Press Release: NICE to Present 2010 NICE Customer Excellence Awards to Industry Leaders that Leverage NICE SmartCenter to Optimize Customer Dynamics, Achieving Outstanding Business Benefits, Dated May 4, 2010.

99.5 Press Release: 2010 Shanghai World Expo Implements the NICE IP Video Surveillance Solution to Enhance Visitor Safety and Security, Dated May 5, 2010.

99.6 Press Release: Port of Los Angeles Implements NICE Situator Security Management Solution to Enhance Situational Awareness, Safety, and Security, Dated May 17, 2010.

99.7 Press Release: Leading Russian Mobile Operator, MegaFon, Expands its NICE Environment, Completes Implementation of NICE Quality Optimization Solution, Dated May 20, 2010.

99.8 Press Release: India`s Parliament House to Implement NICE`s Comprehensive Integrated Security Solutions for its Entire Complex in a Deal Valued at Over $5 Million, Dated May 24, 2010.

99.9 Press Release: NICE to Enhance Security Offering with the Acquisition of Lamda Communication Networks Ltd., Dated May 25, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  June 9, 2010

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EXHIBIT INDEX

99.1 Press Release: NICE Launches Next Generation NICE IEX Workforce Management Solution to Optimize Customer Dynamics, Dated May 3, 2010.

99.2 Press Release: NICE Recognized as the Worldwide Leader in Workforce Management by Analyst Firm DMG Consulting, Ranks First in Market Share and Other Leading Categories

Dated May 3, 2010.

99.3 Press Release: NICE SmartCenter Cross-Channel Analytics to be Implemented by Blizzard Entertainment, Dated May 4, 2010.

99.4 Press Release: NICE to Present 2010 NICE Customer Excellence Awards to Industry Leaders that Leverage NICE SmartCenter to Optimize Customer Dynamics, Achieving Outstanding Business Benefits, Dated May 4, 2010.

99.5 Press Release: 2010 Shanghai World Expo Implements the NICE IP Video Surveillance Solution to Enhance Visitor Safety and Security, Dated May 5, 2010.

99.6 Press Release: Port of Los Angeles Implements NICE Situator Security Management Solution to Enhance Situational Awareness, Safety, and Security, Dated May 17, 2010.

99.7 Press Release: Leading Russian Mobile Operator, MegaFon, Expands its NICE Environment, Completes Implementation of NICE Quality Optimization Solution, Dated May 20, 2010.

99.8 Press Release: India`s Parliament House to Implement NICE`s Comprehensive Integrated Security Solutions for its Entire Complex in a Deal Valued at Over $5 Million, Dated May 24, 2010.

99.9 Press Release: NICE to Enhance Security Offering with the Acquisition of Lamda Communication Networks Ltd., Dated May 25, 2010.

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NICE Launches Next Generation NICE IEX Workforce Management Solution to Optimize Customer Dynamics

New release delivers an impact on customer interactions and workforce efficiencies via multi-dimensional visibility, multi-channel adherence and offers expanded language support

Ra`anana, Israel, May 03, 2010, NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today introduced its next generation workforce management solution.  NICE IEX Workforce Management Release 4, part of the NICE SmartCenter suite, delivering multi-dimensional visibility, multi-channel adherence, an open architecture, and expanded multiple language support, along with a new rich client and new personalization features.  The new solution empowers enterprises to optimize Customer Dynamics by driving increased effectiveness and efficiency of contact centers and back office enterprise operations. NICE IEX Workforce Management solution will be showcased at Interactions `10, the annual NICE Customer Conference, taking place in Dallas, on May 3-6, 2010.

Today`s contact centers are under pressure to operate more efficiently and provide superior customer service, while facing a growing number of interactions across multiple communication channels.  The new release of the NICE IEX Workforce Management solution helps companies overcome these challenges by optimizing staff scheduling, ensuring that the right agent is ready to interact with the customer at the right time, regardless of the channel. It also improves schedule adherence, "time off" management, shift bidding, schedule trading, and other agent-related processes.

"NICE has moved its industry-leading Workforce Management solution a huge leap forward with Release 4," said Keith Dawson, Principal Analyst, Information & Communication Technologies, at leading analyst firm Frost & Sullivan.  "The new multi-channel adherence capabilities of Release 4 will help workforce managers to handle the diverse work in contact centers much more effectively.  The new open architecture will please the IT departments and give them flexibility in selecting the architecture that fits their standards."

"Texans Credit Union is committed to improving member service and satisfaction, and we have been very pleased with the improvements we`ve seen in forecasting, schedule adherence, schedule management, and the increase in overall contact center efficiencies, as a result of our implementation of the new version of the NICE IEX Workforce Management solution," said Anne Marcom, Vice President, Member Services at Texans Credit Union.  "We were looking for a solution that would be very easy to learn, intuitive, and would also support our needs for managing a complex call center environment.  The system is feature rich and provides us with the capabilities that we need to effectively manage our workforce, which is key to delivering a positive customer experience, while making our business more productive and efficient."

New capabilities of NICE IEX Workforce Management include:

●  Multi-dimensional Visibility: to provide flexibility to aggregate all key workforce management data for viewing, analyzing and editing across multiple business dimensions. For example, forecasts and schedules can be aggregated by site, a line of business within a site, a line of business across sites, and for the entire enterprise, providing a more complete and accurate understanding of how changing customer behaviors impact contact center staffing.

●  Multi-channel Adherence: to provide visibility into whether agents are doing their scheduled tasks across channels of communications, particularly in today`s contact centers where many agents are expected to handle chat, emails, faxes, voice mails, etc., in addition to calls.

●  Open Architecture: to provide extended database options, a new rich client user interface, a new reporting engine that delivers advanced reports that can be scheduled and easily exported to other formats, and a new range of hardware architecture options to lower the overall total cost of ownership and enhance scalability and reliability.

●  Expanded Multiple Language Support: to provide localization support for Chinese, Japanese and Russian on top of English, Spanish, French, German and Brazilian Portuguese product-wide, and in addition to the localization of the agent and supervisor portal in eight more languages.

●  Personalized Ease of Use: to provide personalized views and workflow-based navigation make the solution easier to use and significantly improves productivity.

"Optimizing Customer Dynamics cannot be accomplished without managing the contact center workforce effectively," said Debbie May, president of the NICE IEX Workforce Management Group." The new version of our Workforce Management solution enables our customers to run a more effective and efficient contact center, by better managing the complexities of a multi-channel, multi-skill and multi-site workforce. The expanded language support also allows companies in new geographical markets to reap the benefits of NICE IEX Workforce Management."

For more information about Interactions `10, go to: http://www.nice.com/summit/interactions2010/index.php/.

About Texans Credit Union

Texans Credit Union is a Texas-based, member-owned, not-for-profit financial cooperative with branches throughout North Texas, Austin and Houston. Texans provides financial products and services to almost 140,000 members and has assets of $1.5 billion. Visit the Texans website at www.texanscu.org for more information.

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing, analyzing and impacting customer interactions across multiple channels.  NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.Belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms May, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

NICE Recognized as the Worldwide Leader in Workforce Management by Analyst Firm DMG Consulting, Ranks First in Market Share and Other Leading Categories

NICE IEX Workforce Management ranks first in market share and first in number of customers, implementations, and sites; NICE also receives perfect scores in three customer satisfaction categories

RA`ANANA, ISRAEL, May 03, 2010 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, announced today that it has been named the worldwide leader in workforce management seats with an estimated 23.7% percent market share, in the new "2010 Contact Center Workforce Management Market Report" by DMG Consulting LLC, a leading analyst firm. In addition, NICE leads the market in number of customers, implementations and sites, based on DMG Consulting estimates. NICE received perfect scores in the professional services, service and support, pricing, and overall vendor satisfaction (which is a stand-alone category), in DMG`s contact center workforce management customer satisfaction study. The report is based on full-year 2009 market performance and covers 11 vendors.

According to DMG Consulting President, Donna Fluss, "While the economy is showing signs of recovery, the pressure is still on all operating areas, including contact centers, to increase productivity and reduce operating expenses while contributing to top enterprise goals - providing an outstanding customer experience and retaining customers. Workforce management solutions are proven tools for helping contact center leaders improve productivity while enhancing the customer experience. For this reason, the WFM market performed well during 2009, outpacing many other contact center technology markets. This is a trend that is expected to continue into 2010, as companies begin to recover from the recession."

Among the solution`s differentiators, the report highlights NICE IEX Workforce Management for being an integrated component of NICE`s Workforce Optimization (WFO) solution suite and for offering a multi-site capability that can run on one centralized server for all sites, or on multiple servers, and is noted as well for its real-time adherence capabilities.

"We are pleased to be recognized as the workforce management market leader," said Debbie May, President of the NICE IEX Workforce Management Group. "Our clear leadership position constitutes further validation of our vision to help contact centers optimize their Customer Dynamics by, among others, optimizing the performance of the workforce through more accurate forecasting and planning and more effective scheduling, on the one hand; as well as by effectively managing multiple agent skills, in complex multi-site, multi-channel environments."

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and business intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms May, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE SmartCenter Cross-Channel Analytics to be Implemented by Blizzard Entertainment

Enterprise-wide deployment of NICE SmartCenter suite to help industry-leading game developer and publisher enhance players` customer service experience with higher levels of efficiency in planning and management

RA`ANANA, ISRAEL, May 04, 2010 - NICE Systems Ltd. (NASDAQ: NICE), today announced that Blizzard Entertainment, Inc., a premier developer and publisher of entertainment software, including the award-winning massively multiplayer online role-playing game World of Warcraft, will be deploying the full NICE SmartCenter suite for deployment in its customer service centers in the US, France, Ireland, and South Korea. The suite will help the company quickly and efficiently address player issues and optimize scheduling of its 2,500 support representatives, who handle approximately 5 million chat queries, 8 million emails, and 7 million calls from players per year.

"We're committed to achieving industry-leading levels of quality in every aspect of our organization, including customer service," said Paul Sams, Chief Operating Officer of Blizzard Entertainment. "NICE`s SmartCenter will help us address our players` issues more quickly and efficiently and continue to ensure they have the best possible experience with our games."

Blizzard Entertainment plans to implement all of the functional components of the NICE SmartCenter suite, including quality management and workforce management, and use NICE cross-channel analytics to prioritize in-game and email tickets from players before they get routed to a customer service representative. This will enable the company to provide faster and more effective service to players who are contacting it regarding technical, gameplay, and other customer-support issues.

The ongoing interchange between customers and organizations - Customer Dynamics -- is rich, complex, and difficult to manage. Optimizing Customer Dynamics is the key to enhancing the customer experience, mitigating risk, and improving operational efficiency. This can be accomplished by understanding the intent, attitudes and needs that are part of every customer interaction. Once uncovered, these insights can be applied to improve every customer interaction to strengthen customer loyalty and help the organization ensure it is able to handle its customers` needs efficiently.

"NICE is at the forefront of helping companies around the world harness Customer Dynamics by understanding customer intent, gathering strategic customer insights, and leveraging these insights for a valuable impact on customer relationships," said Yochai Rozenblat, Chief Executive Officer and president, NICE Americas. "NICE SmartCenter presents unique capabilities for capturing, analyzing and impacting every customer interaction across multiple channels. This is the winning combination that allows companies such as Blizzard Entertainment to improve their customers` experience, positioning NICE at the forefront of the industry."

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and organization intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft and the Warcraft, StarCraft, and Diablo series, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry`s most critically acclaimed games. Blizzard Entertainment`s track record includes eleven #1-selling games and multiple Game of the Year awards. The company`s online-gaming service, Battle.net, is one of the largest in the world, with millions of active players.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE to Present 2010 NICE Customer Excellence Awards to Industry Leaders that Leverage NICE SmartCenter to Optimize Customer Dynamics, Achieving Outstanding Business Benefits

Recognizes Allconnect, American Airlines, Career Education Corp., Cigna Healthcare, Contax, Electric Insurance Co., Fiserv/Checkfree, GoDaddy.com, Harte-Hanks, OptumHealth, Philips/Respionics, Portland General Electric, Salt River Project

RA`ANANA, ISRAEL, May 04, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and evaluations to drive business performance, reduce risk and ensure safety today announced that it has selected the winners of the 2010 NICE Customer Excellence Awards. The awards recognize excellence in leveraging the NICE SmartCenter solution suite and its components for realizing real business benefits in operational effectiveness, customer satisfaction, revenue generation and technical innovation. The awards will be presented to the winners at the Interactions `10, the annual NICE Customer Conference, taking place in Dallas, on May 4-6, 2010.

The following are the winners of this year's NICE Customer Excellence Awards:

●        Customer Satisfaction: Salt River Project, the third-largest public power utility in the United States, Cigna HealthCare, health insurance provider, Electric Insurance Company, a leading U.S. national provider of personal lines insurance products, and Philips/Respironics, a unit of Royal Philips Electronics and leading provider of innovative solutions for the global sleep and respiratory markets;

●        Revenue Generation: GoDaddy.com, the world`s #1 Web hosting provider and domain name registrar;

●        Operational Effectiveness: Allconnect, a leading consumer services company, American Airlines, one of the world`s largest airlines, Career Education Corp., one of the world's leading providers of quality post-secondary educational services, Contax, leading Brazilian outsourcer, fiserv/Checkfree, UK-based provider of financial electronic commerce services and products, Harte-Hanks, global leader in direct and targeted marketing, and OptumHealth, medical care solutions provider;

●        Technical Innovation: Portland General Electric, provider of generated power to Northwest Oregon.

Dozens of award applications have been evaluated by leaders from across the contact center industry. Industry experts such as The Call Center Networking Group, the leading network for customer care professionals, The Call Center School, a company dedicated to the professional development of individuals in the call center industry, and Baybridge Technologies, a supplier of innovative decision support software, custom software development services, and analytic consulting to the customer contact center industry, were among the reviewers on the evaluation panel.

Among the outstanding achievements are:

●        Cigna HealthCare improved customer satisfaction by being the first in its industry to offer round-the-clock coverage to subscribers, as enabled by NICE IEX Workforce Management solution;

●        GoDaddy.com  raised its average per-call revenue significantly with NICE Interaction Analytics and Quality Management;

●        Harte-Hanks increased efficiencies with NICE solutions in their Avaya contact center environment, resulting in higher quality assurance, productivity and more information to evaluate agent performance;

●        Portland General Electric, which has a broad implementation of NICE SmartCenter solutions including the NICE IEX Workforce Management and NICE Interaction Analytics realized much more versatility by integrating its NICE and Cisco solutions.

"Our customers continue, to leverage, year over year, the unique analytical capabilities of NICE SmartCenter to improve their business performance. The NICE SmartCenter suite of solutions help them improve customer satisfaction, increasing revenue generation and enhancing operational efficiency," said Udi Ziv, President of the Enterprise Group at NICE. "We established the NICE Customer Excellence Awards to recognize these companies, each of which exemplifies how implementing the NICE Intent-to-Insight-to-Impact methodology helps optimize Customer Dynamics and enhances business and operational performance and effectiveness."

All winners are scheduled to present their success stories at Interactions `10, the annual NICE Customer Conference, in Dallas, May 4-6, 2010. For more information go to: http://www.nice.com/summit/interactions2010/index.php/.

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About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and organization intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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2010 Shanghai World Expo Implements the NICE IP Video Surveillance Solution to Enhance Visitor Safety and Security

Ra`anana, Israel, May 05, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that the NICE IP video surveillance solution has been deployed as part of the overall security measures that will be ensuring the safety and security of visitors to the 2010 Shanghai World Expo, scheduled to be held from May 1st through October 31st, 2010.

The 2010 Shanghai World Expo is expected to generate 70 million visitors over the course of the expo. More than 190 countries and more than 50 international organizations have registered to participate in the Shanghai World Expo, as well as approximately 100 foreign leaders.

The NICE IP video surveillance solution is part of the NICE security offering, which enables the capture of security, safety and operational data from multiple sensors and systems, including audio, video, radio, web, and more. The solution will be part of the security measures that will be ensuring security at the Expo Site, which spans both sides of the Huangpu River, covering a total area of approximately 5 square kilometers, and the enclosed area and outside areas of support facilities. NICE will also closely monitor the outdoor area of the Expo park, and is integrated with the point-tilt-zoom (PTZ) control system being used by the CCTV cameras at the Expo.

"Security work within the Expo site was the vital part of preparing the event and will be critical to its success. The NICE solution was implemented as part of the efforts to minimize the risk involved with dealing with large crowds," said Mr.Jin Yao Hua, at Hong Cheng Electrical and Mechanical Co. Ltd., NICE`s project partner for the Expo. "The authorities must use advanced surveillance technology, and NICE proved itself to be the premier IP video security provider to meet this strategic task."

"We are proud to be providing our advanced IP video security solution to this important world event," said Doron Ben-Sira, President of NICE APAC. "This deployment reflects once more our significant footprint in Asia`s security market, with a presence that includes, just in China - eight strategic implementations by a variety of mass transportation systems as well as by Shanghai Pudong International airport. It is also indicative of the unique value add that NICE`s solutions bring to organizations all over the world in anticipating, managing and mitigating security, safety and operational risks."

The NICE video surveillance solution is part of the NICE security offering which enables the capture of security, safety and operational data from multiple sensors and systems, including audio, video, radio, web, and more. It offers content analysis for immediate and relevant insights and provides a framework for fusing data silos into a single, holistic view, delivering real-time situational awareness and incident management. The NICE offering provides real-time capabilities for handling security events to mitigate and prevent risk, as well as faster, more accurate and reliable post-event investigation capabilities.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ben-Sira, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

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Port of Los Angeles Implements NICE Situator Security Management Solution to Enhance Situational Awareness, Safety, and Security

Busiest U.S. container Port and prominent cruise ship Center deploys NICE solution for integrated command and control; to fuse, correlate & analyze information from 16 security systems; and enhance inter-agency collaboration & responsiveness

Ra`anana, Israel, May 17, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that the Port or Los Angeles has begun implementation of NICE Situator, an open platform situation management solution. The NICE solution will provide an integrated command and control platform to fuse, correlate and analyze information across disparate security systems. In addition, it will enhance inter-agency collaboration and response capabilities for the Port of Los Angeles.

The Port of Los Angeles is the busiest container port in the United States and one of the largest cruise ship centers on the U.S. West Coast, transporting more than 850,000 passengers annually. NICE Situator will help the Port improve its situational awareness and incident response capabilities to ensure the safety and security of passengers and continuity of operations, by fusing siloed systems into an integrated command and control platform, and by correlating and analyzing these different sources of security information.

Through its integration capabilities, NICE Situator will also seamlessly connect the Port of Los Angeles with external agencies to enhance the Port`s ability to collaborate, share information and respond to incidents. In addition, the Port will use Situator to automate its response plans for managing incidents, ensuring that standard operating procedures and best practices are always followed. All activity that is managed through NICE Situator is also logged by the system, so Port officials will be able to see what actions were taken, under what conditions, when and by whom.

"Security is unquestionably a top priority for us," said Julia Kirwan, the Port Police Technology Manager for the Port of Los Angeles. "NICE Situator enhances our security capabilities by connecting the dots across all of our available information sources, and by streamlining and coordinating our response actions. It facilitates operational response so that field personnel and incident commanders know what`s happening and what to do."

"We are very honored to have been selected by The Port of Los Angeles for this important security project," said Chris Wooten, President, NICE Security Americas. "The Port of Los Angeles is well-known for its progressive security measures. The addition of NICE Situator, along with NICE`s market leading domain expertise in securing ports, will help the Port leverage all of its security technologies and resources to the fullest to ensure the safety and security of the Port and its millions of passengers."

NICE Situator is a situation management software platform that enables automatic situation planning, response and analysis in real time, as well as thorough post incident reviews and investigations. NICE Situator integrates to a wide array of sensors and security systems, analyzing and correlating information to help organizations connect the dots and improve situational awareness, incident response and decision-making. NICE Situator's generic gateways and open architecture make it possible to integrate to virtually any existing or future security device, system, or data source. Organizations that deploy NICE Situator are not constrained to specific types or brands of security solutions but rather can chose the solutions that best satisfy their security needs. With NICE Situator, organizations can fuse many different types of security devices and systems into a unified platform, including: access control, video systems, perimeter intrusion sensors, location tracking (RFID, GPS), panic buttons, environmental sensors, communication devices, and much more. Through this integration, NICE Situator is able to present a Common Operating Picture (COP), with real-time alerts and information from all integrated systems displayed on an intuitive multi-Iayered Geographical Information System (GIS)-based interface, enabling security operators to continuously monitor and interact with systems, people and assets for a higher level of situational awareness. NICE Situator also provides a framework for automating complex response workflows and standard operating procedures (SOPs).

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About the Port of Los Angeles

The Port of Los Angeles, Southern California's gateway to international commerce, is located in San Pedro Bay, just 20 miles south of downtown Los Angeles. This booming seaport is the nation`s largest container seaport and is also known for its groundbreaking environmental initiatives, progressive security measures and diverse recreational and educational facilities. A department of the City of Los Angeles, the Port of Los Angeles encompasses 7500 acres, 43 miles of waterfront and features 27 cargo terminals, including dry and liquid bulk, container, breakbulk, automobile and omni facilities. Combined, these terminals handle more than 157 million metric revenue tons of cargo annually. In 2009, the Port moved an impressive 6.7 million TEUs. The Port is the busiest port in the United States by container volume, the 16th busiest container port in the world and the 7th busiest internationally when combined with the neighboring Port of Long Beach. The Port of Los Angeles is among the largest cruise ship centers on the West Coast of the United States and contains three ship berths transporting over 850,000 passengers annually. The newly renovated World Cruise Center is claimed to be "the nation's most secure cruise passenger complex." As the leading seaport in North America in terms of shipping container volume and cargo value, the Port generates 1.1 million jobs in California and $21.5 billion in tax revenue throughout the United States. More information at http://www.portoflosangeles.org.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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Leading Russian Mobile Operator, MegaFon, Expands its NICE Environment, Completes Implementation of NICE Quality Optimization Solution

NICE deployment in Avaya environment provides a unified view of contact center performance and will help improve service provided to MegaFon`s more than 6 million subscribers

RA`ANANA, ISRAEL and MOSCOW, RUSSIA, May 20, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety and MegaFon, a leading Russian mobile operator, today announced that MegaFon has expanded its NICE-Avaya environment with its successful implementation of NICE`s Quality Optimization solution, a next-generation quality management (QM) solution for contact centers that is part of the NICE SmartCenter suite. Having deployed the NICE solution will enable MegaFon to optimize Customer Dynamics, with a unified view of contact center performance and increased quality of service provided to its subscribers, thus building customer satisfaction and loyalty.

MegaFon is Russia's first service provider of 3G and GSM, with more than 50 million subscribers and a focus on customer service. The NICE Quality Optimization solution has been deployed to enable MegaFon`s contact center management to better understand how agents can handle customer service-related calls in the most optimal fashion, regardless of which of the provider`s services the call may focus on, such as roaming, conference calls, fax or data transmissions. NICE Quality Optimization is designed to help fine-tune agent skills, so agents can handle more complex calls such as subscriber inquiries about saving money on calls and Internet traffic, and calls from potential customers about how to become a subscriber. By automatically correlating trends with agent performance, MegaFon will be able to develop targeted performance improvement programs for corrective action for contact center staff, thereby improving quality of service and customer satisfaction.

Natalia Spitsina Director of Commercial Function at Stolichny Branch of OJSC MegaFon, said "One of MegaFon`s most important corporate key performance indicators is whether we are living up to the highest level of our subscribers` expectations and needs. Being a leading provider of outstanding customer service is what differentiates MegaFon in the Russian telecommunications market, and this is what NICE Quality Optimization is going to help us solidify and strengthen."

"The mobile communications market is highly competitive, and service levels can dictate whether a provider will sink or swim," said Shlomi Cohen, President NICE EMEA. "Implementing NICE Quality Optimization, an end-to-end quality management solution, is the right choice to help MegaFon stay ahead of the competition by bridging the gap between the organization`s existing quality management processes and its key business objectives."

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and organization intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

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About MegaFon
OJSC MegaFon is the first all-Russian mobile operator in GSM 900/1800 and 3G (UMTS\HSDPA) standard. The company was founded in May 2002 as a result of renaming and reorganization of Open Joint Stock Company North-West GSM and integration under one brand with CJSC Sonic Duo (Moscow), CJSC Mobicom-Kavkaz, CJSC Mobicom-Centre, CJSC com-Novosibirsk, CJSC Mobicom-Khabarovsk, CJSC Mobicom-Kirov, OJSC MSS-Povolzhie, CJSC Volzhsky GSM and CJSC Uralsky GSM. License area of OJSC MegaFon , as well as that of 100% of its subsidiaries, covers the entire territory if the Russian Federation with population over 145 mln. MegaFon develops its business basing on the principle of maximum satisfaction for its subscribers, fair competition and information transparency. MegaFon makes use of advanced technologies, providing the company`s subscribers new possibilities for communication and work with information. The set of services of high-quality mobile communication unique for the Russian mobile market, is targeted both at both individual and corporate subscribers. Learn more about MegaFon at http://eng.megafon.ru.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Cohen, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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India`s Parliament House to Implement NICE`s Comprehensive Integrated Security Solutions for its Entire Complex in a Deal Valued at Over $5 Million

Expanded implementation includes comprehensive security management solution with NICE situation management, advanced video analytics & a unified investigation platform to increase situational awareness & enable real-time proactive response

Ra`anana, Israel, May 24, 20010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that India`s Bharat Electronics Limited (BEL), NICE`s strategic partner and the project`s prime contractor, will be implementing its comprehensive, integrated security solution offering to enhance the safety and security of India`s Parliament House and the entire surrounding complex in New Delhi. In this $5 million plus deal, NICE will be providing a comprehensive security solution, based on its NICE Situator situation management solution that integrates multiple, disparate security and safety systems into a single, holistic operational view and enhances real-time response by automating procedures and information sharing. The selected solution also includes IP video surveillance with advanced video analytics and NICE Inform for multimedia incident information management.

Sandeep Salunke, Director of Parliament Security said, "In light of the recent increase in global terrorism, we need to ensure that we have the best technologies and processes in place to protect one of India`s most cherished icons, our Parliament House, the elected officials and government employees who work there, as well as its visitors. The NICE solution will improve our situational awareness by giving us a unified view of our security situation across the entire Parliament complex.  It will also enable us to proactively respond to potential security and safety threats. We look forward to working with the NICE team on our security needs."

Following a rigorous evaluation process, the selection of NICE from among competing vendors was based on its ability to provide a pre-integrated portfolio of security solutions, which integrate multiple sensors and inputs including high-end video surveillance cameras, acoustic and intrusion sensors, fire detection, 3-D maps and more, into a holistic situational awareness management platform that enables real-time action and event management, as well as post-event investigation and debriefing.

"We are pleased to have been selected to protect India`s Parliament House, which is a major, comprehensive win for the NICE Situator solution, from our recent acquisition," said Israel Livnat, President, NICE Security Group. "This is a leading edge, strategic security project that reflects how NICE is revolutionizing security situation management by offering an integrated solution that enables proactive real-time response, a complete operational picture, and comprehensive investigation capabilities, based on the situation management software solution. Furthermore, this win reflects how cities around the world which are faced with ongoing crime and terror threats come to NICE to help them protect their citizens and national landmarks. India is increasingly becoming a key market for NICE, as more and more advanced and sophisticated security solutions are implemented in the country. We believe that this prestigious project will help pave the way to further successes with large-scale security management solutions with complex implementations," Livnat added.

About Bharat Electronics

Bharat Electronics Limited (BEL) was established at Bangalore, India, by the Government of India under the Ministry of Defense in 1954 to meet the specialized electronic needs of the Indian defense services. Over the years, it has grown into a multi-product, multi-technology, multi-unit company serving the needs of customers in diverse fields in India and abroad.  For more information, go to http://www.bel-india.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

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NICE to Enhance Security Offering with the Acquisition of Lamda Communication Networks Ltd.

Unique satellite communication interception technology complements NiceTrack comprehensive capabilities for helping law enforcement, internal security, and intelligence agencies fight crime and terror

Ra`anana, Israel, May 25, 2010, NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance and ensure safety, today announced that it has acquired Lamda Communication Networks Ltd., a provider of satellite communications interception technology based in Israel. Lamda`s unique technology addresses the growing demand for satellite communication interception capabilities and enables law enforcement, internal security, and intelligence agencies to fight crime and terror more effectively. The company does not anticipate material impact on its financial results, as a result of the acquisition, in 2010.

The addition of Lamda`s satellite communication interception technology will enhance NICE`s existing capabilities and complement the current offering of advanced applications such as monitoring, traffic analysis and voice analytics. It constitutes a flexible, software-based platform for satellite communications interception, with automatic analysis capabilities and advanced system management at a relatively cost-efficient infrastructure deployment. The technology is the culmination of twenty years of domain expertise and the team`s experience in building satellite systems for customers worldwide. This transaction will further enhance the comprehensive NiceTrack solutions portfolio.

The NiceTrack solutions portfolio provides interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions and generates comprehensive intelligence. The solution provides a comprehensive suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered on time to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response and mitigate threats.

"NICE is committed to delivering leading-edge technology and providing the most complete and advanced end-to-end, security solutions to our growing base of customers worldwide," said Israel Livnat, President of the NICE Security Group. "The acquisition of Lamda strengthens NICE`s market leading position and will enable us to address the growing demand for satellite communications interception as part of the security solution deployment."

"NICE`s security business is an important component of NICE`s growth strategy and we are committed to continue to develop it. As we continue to win and implement large scale security deals, and as we see positive momentum in the market for our recently added situation management solution, we will continue to expand on these successes and to focus on this market and its opportunities," added Zeevi Bregman, President and Chief Executive Officer of NICE.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat and Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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